■ EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO E&C SMART S. de R.L. de C.V.
— Total Asset (KRW) : 283,320
— Total Equity (KRW): 283,320
— Total Liabilities (KRW): -
— Total Capital (KRW): 283,320
— Purpose of the company : to construct the electric generation of subsidiary facilities in CGL, Mexico
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation by POSCO E&C, which acquired 100% of total shares of POSCO E&C SMART S. de R.L. de C.V.
4. Total number of affiliated companies after additional affiliation: 92
5. Date of Addition: April 18, 2008
6. Others
— The above amount is applied with the exchange rate on April 18, 2008 (~~W~~/MXN: 94.44).